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Exhibit 99.4

Audited Financial Statements from Annual Report — Canadian GAAP

CONSOLIDATED FINANCIAL STATEMENTS

Canadian GAAP

MANAGEMENT'S REPORT	60
AUDITORS' REPORT	61
FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS	62
CONSOLIDATED EARNINGS	63
CONSOLIDATED RETAINED EARNINGS	63
CONSOLIDATED CASH FLOWS	64
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65

MANAGEMENT'S REPORT

The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.

These consolidated financial statements and the other financial information have been prepared by management in accordance with Canadian generally accepted accounting principles. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented on the right.

The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles to generally accepted accounting principles in the United States of America as its primary reporting convention. Consolidated financial statements in accordance with generally accepted accounting principles in the United States of America have been also prepared.

signed	signed	signed
Léon F. Gosselin	David W. Mims	Jean Vézina
President and Chief Executive Officer	Executive Vice President and Chief Operating Officer	Vice President, Finance and Chief Financial Officer
Mont-Saint-Hilaire, Quebec, Canada November 11, 2003

60            Canadian GAAP

AUDITORS' REPORT

To the Shareholders of Axcan Pharma Inc.

We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2003, and 2002, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003, and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003, in accordance with generally accepted accounting principles in Canada.

On November 11, 2003, we reported separately to the shareholders of Axcan Pharma Inc. on the consolidated financial statements for the same periods, prepared in accordance with generally accepted accounting principles in the United States of America.

signed

General Partnership
Chartered Accountants

Montreal, Quebec, Canada
November 11, 2003

Canadian GAAP            61

CONSOLIDATED BALANCE SHEETS

	September 30
	2003	2002
	$	$
	(in thousands of U.S. dollars)
Assets
Current assets
Cash and cash equivalents	37,886	20,005
Short-term investments, at cost (Note 5)	133,112	60,740
Accounts receivable (Note 6)	19,665	24,521
Income taxes receivable	5,315	805
Inventories (Note 7)	20,163	19,747
Prepaid expenses and deposits	2,848	1,895
Future income taxes (Note 8)	6,214	6,335

Total current assets	225,203	134,048
Investments (Note 9)	775	2,348
Property, plant and equipment (Note 10)	20,351	20,105
Intangible assets (Note 11)	277,837	180,553
Goodwill (Note 12)	29,342	29,342
Deferred debt issue expenses, at amortized cost	4,233	290
Future income taxes (Note 8)	1,775	2,456

	559,516	369,142

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	43,791	27,499
Income taxes payable	4,821	1,577
Instalments on long-term debt	1,528	1,336
Future income taxes (Note 8)	494	269

Total current liabilities	50,634	30,681
Long-term debt (Note 15)	107,527	4,563
Future income taxes (Note 8)	35,742	34,389
Non-controlling interest	—	332

	193,903	69,965

Shareholders' Equity
Equity component of convertible debt (Note 16)	24,239	—
Equity component of purchase price (Note 17)	—	2,704
Capital stock (Note 18)	262,388	261,285
Retained earnings	63,211	34,594
Accumulated foreign currency translation adjustments	15,775	594

	365,613	299,177

	559,516	369,142

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

signed	signed
Léon F. Gosselin	Dr. Claude Sauriol
Director	Director

62            Canadian GAAP

CONSOLIDATED EARNINGS

	Years Ended September 30
	2003	2002	2001
	$	$	$
	(in thousands of U.S. dollars, except share related data)
Revenue	179,542	133,175	104,549

Cost of goods sold	44,474	34,145	26,540
Selling and administrative expenses	63,461	50,522	39,101
Research and development expenses	11,638	8,025	6,129
Depreciation and amortization	8,127	7,613	12,032

	127,700	100,305	83,802

Operating income	51,842	32,870	20,747

Financial expenses	6,590	906	2,875
Interest income	(1,642)	(912)	(981)
Loss on foreign currency	128	266	653
Takeover-bid expenses	3,697	—	—

	8,773	260	2,547

Earnings before income taxes	43,069	32,610	18,200
Income taxes (Note 8)	14,452	11,742	6,728

Net earnings	28,617	20,868	11,472

Earnings per common share
Basic	0.64	0.50	0.31
Diluted	0.63	0.49	0.31
Weighted average number of common shares
Basic	44,914,944	41,664,510	35,832,198
Diluted	45,607,992	42,527,500	36,531,052

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS

	Years Ended September 30
	2003	2002	2001
	$	$	$
	(in thousands of U.S. dollars)
Balance, beginning of year	34,594	16,914	7,195
Net earnings	28,617	20,868	11,472
Common share issue expenses, net of future income taxes in the amount of $1,649 for 2002 ($881 for 2001)	—	(3,188)	(1,452)
Cumulative dividends on preferred shares	—	—	(301)

Balance, end of year	63,211	34,594	16,914

The accompanying notes are an integral part of the consolidated financial statements.

Canadian GAAP            63

CONSOLIDATED CASH FLOWS

	Years Ended September 30
	2003	2002	2001
	$	$	$
	(in thousands of U.S. dollars)
Operations
Net earnings	28,617	20,868	11,472
Non-cash items
Implicit interest on convertible debt	2,292	—	—
Non-controlling interest	(103)	(363)	(249)
Amortization of deferred debt issue expenses	646	247	—
Other depreciation and amortization	8,127	7,613	12,032
Loss (gain) on disposal of assets	1,130	—	(141)
Foreign currency fluctuation	305	507	102
Future income taxes	2,810	2,187	2,515
Investment tax credits	—	—	(746)
Changes in working capital items (Note 20)	12,764	4,266	(8,580)

Cash flows from operating activities	56,588	35,325	16,405

Financing
Long-term debt	101,825	1,506	—
Repayment of long-term debt	(1,979)	(3,267)	(47,075)
Non-controlling interest	—	—	388
Equity component of convertible debt	24,239	—	—
Repayment of balance of purchase price	(2,704)	—	—
Deferred debt issue expenses	(4,589)	(537)	—
Issue of shares	1,103	69,876	33,302
Share issue expenses	—	(4,837)	(2,333)

Cash flows from financing activities	117,895	62,741	(15,718)

Investment
Acquisition of short-term investments	(133,112)	(60,740)	(48,552)
Disposal of short-term investments	60,740	—	58,339
Acquisition of investments	—	(16)	(961)
Disposal of investments	637	385	186
Acquisition of property, plant and equipment	(4,302)	(2,873)	(2,391)
Acquisition of intangible assets	(81,093)	(1,561)	(1,892)
Other	—	1,363	—
Net cash used for business acquisitions (Note 4)	—	(31,302)	—

Cash flows from investment activities	(157,130)	(94,744)	4,729

Foreign exchange gain (loss) on cash held in foreign currencies	528	142	(10)

Net increase in cash and cash equivalents	17,881	3,464	5,406
Cash and cash equivalents, beginning of year	20,005	16,541	11,135

Cash and cash equivalents, end of year	37,886	20,005	16,541

The accompanying notes are an integral part of the consolidated financial statements.

64            Canadian GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN GAAP
September 30
Amounts in the tables are stated in thousands of U.S. dollars, except share related data.

1.     GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2.     CHANGES IN ACCOUNTING POLICIES

a)    Year ended September 30, 2003

Basis of presentation

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles ("GAAP") to the United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. For regulatory authorities purposes, the Company continued to prepare and to file the present consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP.

Guarantor's Accounting and Disclosure Requirements for Guarantees

In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guidelines ("AcG") 14 "Guarantor's Accounting and Disclosure Requirements for Guarantees." AcG-14 requires guarantors to disclose certain information for guarantees outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

Impairment or Disposal of Long-lived Assets

The CICA issued new Handbook Section 3063 "Impairment of Long-lived Assets" and revised Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". These two sections provide guidance on how assets are grouped when testing for and measuring impairment and propose a two-step process for first determining when an impairment loss is recognized and then measuring that loss. The adoption of these new standards had no impact on the consolidated financial statements.

Stock-based compensation

On October 1, 2002, the Company adopted retroactively the recommendations of the CICA Handbook, Section 3870, "Stock-based Compensation and Other Stock-based Payments." This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro-forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 25.

b)    Year ended September 30, 2002

Business combination, intangible assets and goodwill

In 2001, the CICA approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001, and addressed the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but rather, evaluates goodwill and trademarks with indefinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests and did not record any impairments.

Canadian GAAP            65

The following table presents the matching of net earnings and basic earnings per share as reported for the prior years and corresponding information recalculated as a result of applying the new standards on intangible assets and goodwill:

	2003	2002	2001
	$	$	$
Net earnings	28,617	20,868	11,472
Add:
Amortization of goodwill	—	—	1,400
Amortization of intangible assets with indefinite life	—	—	3,048

Adjusted net earnings	28,617	20,868	15,920

Basic earnings per share
Net earnings per share	0.64	0.50	0.31
Add:
Amortization of goodwill	—	—	0.04
Amortization of intangible assets with indefinite life	—	—	0.09

Adjusted net earnings per share	0.64	0.50	0.44

Scientific symposium costs

In 2002, the Company elected to expense its scientific symposium costs in the fiscal year they are incurred. In the previous years, these costs were deferred and amortized over a two-year period. This change in accounting policy has led to an increase in selling and administrative expenses of $457,000 during the year 2002.

c)     Standards applicable for the year 2004

In January 2003, the CICA issued AcG-15,"Consolidation of Variable Interest Entities". AcG-15 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of AcG-15 is not expected to have any effect on the Company's consolidated balance sheets or statements of earnings, retained earnings and cash flows.

66            Canadian GAAP

3.     ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are expressed in U.S. dollars and were prepared in accordance with Canadian GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to the shareholders and filed with various regulatory authorities.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions, the realizability of future income tax assets and the allocation of the purchase price of acquired assets and businesses. Actual results could differ from those estimates.

Principles of consolidation

These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc., Axcan Pharma U.S. Inc. and Axcan Pharma S.A. (the result of the merger of Laboratoires Entéris S.A.S. with Laboratoire du Lactéol du Docteur Boucard S.A.). The Company's interest in the joint ventures is accounted for by the proportionate consolidation method.

Revenue recognition

Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Cash and cash equivalents

The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

Accounts receivable

The majority of the Company's accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expenses.

Inventory valuation

Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Research and development

Research and development expenses are charged to earnings in the year they are incurred, net of related tax credits.

Canadian GAAP            67

Depreciation and amortization

Property, plant and equipment and intangible assets with a finite life are depreciated or amortized over their estimated useful lives according to the following methods and annual rates:

	Methods	Rates
Buildings	Diminishing balance and straight-line	4 to 10%
Furniture and equipment	Diminishing balance and straight-line	10 to 20%
Computer equipment	Diminishing balance and straight-line	20 to 50%
Automotive equipment	Diminishing balance and straight-line	20 to 25%
Leasehold and building improvements	Straight-line	10 to 20%
Trademarks, trademark licenses and manufacturing rights	Straight-line	4 to 15%

Beginning October 1, 2001, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over periods of 15 or 20 years.

Beginning October 1, 2001, intangible assets with indefinite life are no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, intangible assets with indefinite life were amortized on a straight-line basis over periods of 15 to 25 years.

Management evaluates the value of the unamortized portion of goodwill and intangible assets annually. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value.

Deferred debt issue expenses are amortized on a straight-line basis over the term of the debts until 2008.

Income taxes

Income taxes are calculated based on the liability method. Under this method, future income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Future income tax assets and liabilities are measured based on enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the future income tax asset and liability balances are recognized in earnings as they occur.

Stock options

The Company has granted stock options as described in Note 18. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro-forma basis for net earnings and earnings per share. The Company elected to provide such pro-forma disclosure. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Foreign currency translation

The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in an "Accumulated foreign currency translation adjustments"account under "Shareholders' equity".

For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rate in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in earnings for the year.

Earnings per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of convertible subordinated notes, balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted"method.

68            Canadian GAAP

4.     ACQUISITIONS

a)    Business acquisitions

September 30, 2002

On November 7, 2001, the Company acquired all the outstanding shares of Laboratoires Entéris S.A.S., a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

On April 17, 2002, the Company acquired all the outstanding shares of Laboratoire du Lactéol du Docteur Boucard S.A. and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

These two acquisitions will allow the Company to establish operations in France for the development of markets in all of Western Europe and add two products to the Company's product line.

The following table shows the breakdown of these acquisitions:

$
Net assets acquired at the attributed values
Assets
Cash and cash equivalents	77
Other working capital items	7,323
Property, plant and equipment	9,433
Intangible assets with indefinite life	29,175
Goodwill	9,632
Future income taxes	656

Other assets	1,363

57,659
Liabilities
Accounts payable	8,215
Long-term debt	6,922
Future income taxes	6,384

21,521

36,138

Consideration
Cash	31,379
Common shares issued	4,759

36,138

Net cash used for the acquisitions	31,302

Canadian GAAP            69

The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

Using the assumption that the effective date of the business acquisitions is October 1, 2000, the consolidated pro-forma results of operations of the Company would have been as follows for the years ended September 30:

	2002	2001
	(unaudited) $	(unaudited) $
Revenue	140,983	125,524

Net earnings	20,802	11,136

Net earnings per share	0.50	0.30

b)    Product acquisitions

On August 29,2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10,000,000 and assumed $2,000,000 in research contract liabilities.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market, for a cash purchase price of 22,300,000 Euros ($22,800,000) from Aventis Pharma S.A.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000. During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the year ended September 30, 2003, the Company included in its revenues an amount of $9,463,645 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the PANZYTRAT enzyme product line for the year ended September 30, 2003 were $14,255,979.

5.     SHORT-TERM INVESTMENTS

As at September 30, 2003, short-term investments include short-term notes, mutual funds and debt securities. Four short-term notes (two in 2002) represent approximately 60% (47% in 2002) of the Company's total short-term investments. Interest rates on most of the short-term investments vary from 0.81% to 1.08% (1.52% to 1.66% in 2002).

6.     ACCOUNTS RECEIVABLE

	2003	2002
	$	$
Trade accounts, net of allowance for doubtful accounts of $613,000 ($403,000 in 2002) (a)	16,676	23,859
Investments receivable within one year	1,102	142
Taxes receivable	1,479	329
Other	408	191

	19,665	24,521

(a)
As at September 30, 2003, the accounts receivable include amounts receivable from two customers and one agent which represent approximately 44% (four customers for 60% in 2002) of the Company's total accounts receivable.

70            Canadian GAAP

7.     INVENTORIES

	2003	2002
	$	$
Raw materials and packaging material	8,441	3,841
Work in progress	1,466	4,516
Finished goods	10,256	11,390

	20,163	19,747

8.     INCOME TAXES

The future income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2003	2002
	$	$
Short-term future income tax assets
Inventories	2,554	2,590
Accounts payable and accrued liabilities	2,558	2,586
Contingency provisions	1,102	1,159

	6,214	6,335

Long-term future income tax assets
Investments	16	14
Property, plant and equipment	—	51
Share issue expenses	1,746	2,380
Unused operating losses	13	11

	1,775	2,456

Short-term future income tax liabilities
Accounts receivable	318	—
Prepaid expenses	163	135
Investments	13	12
Deferred gain	—	122

	494	269

Long-term future income tax liabilities
Investments	—	13
Property, plant and equipment	1,993	1,625
Intangible assets	32,940	31,452
Goodwill	682	682
Research and development expenses	127	617

	35,742	34,389

Canadian GAAP            71

Income taxes included in the statement of earnings are as follows:

	2003	2002	2001
	$	$	$
Current	11,642	9,555	4,213

Future
Creation and reversal of temporary differences	3,640	2,043	746
Operating losses	—	—	1,724
Change in promulgated rates	(830)	144	45

	2,810	2,187	2,515

	14,452	11,742	6,728

Domestic
Current	(1,265)	2,953	142
Future	1,328	1,530	3,395

	63	4,483	3,537

Foreign
Current	12,907	6,602	4,071
Future	1,482	657	(880)

	14,389	7,259	3,191

	14,452	11,742	6,728

The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (33.59% for 2003, 35.66% for 2002 and 37.41% for 2001). This difference arises from the following:

	2003	2002	2001
	$	$	$
Combined basic rate applied to pre-tax income	14,467	11,629	6,828
Increase (decrease) in taxes resulting from:
Large corporations tax	—	—	59
Change in promulgated rates	(830)	144	45
Difference with foreign tax rates	(1,312)	1,189	(548)
Non-deductible items	1,481	228	569
Use of unrecorded prior years' losses	—	(231)	—
Non-taxable items and other	(604)	(2,008)	(896)
Foreign withholding taxes	1,250	791	671

	14,452	11,742	6,728

No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries as at September 30, 2003 that the Company intends to indefinitely reinvest.

72            Canadian GAAP

9.     INVESTMENTS

	2003	2002
	$	$
Investments in preferred shares of a private company, at estimated net realizable value	578	1,156
Note receivable, 8.5% beginning on January 1, 2002, maturing on January 1, 2004	936	936
Other	363	398

	1,877	2,490
Investments receivable within one year	1,102	142

	775	2,348

10.   PROPERTY, PLANT AND EQUIPMENT

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Land	940	—	940
Buildings	12,431	2,484	9,947
Furniture and equipment	13,761	6,417	7,344
Automotive equipment	86	13	73
Computer equipment	3,822	2,085	1,737
Leasehold and building improvements	522	212	310

	31,562	11,211	20,351

	2002
	Cost	Accumulated depreciation	Net
	$	$	$
Land	848	—	848
Buildings	10,679	1,334	9,345
Furniture and equipment	12,566	4,280	8,286
Automotive equipment	82	35	47
Computer equipment	2,253	1,573	680
Leasehold and building improvements	1,139	240	899

	27,567	7,462	20,105

Acquisitions of property, plant and equipment amount to $4,301,768 ($14,071,633 in 2002 and $2,415,136 in 2001).

The cost and accumulated depreciation of equipment under capital leases amount to $5,019,440 and $891,445 ($3,154,207 and $204,000 in 2002).

Canadian GAAP            73

11.   INTANGIBLE ASSETS

	2003
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	124,157	20,414	103,743
Indefinite life	186,512	12,418	174,094

	310,669	32,832	277,837

	2002
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	106,375	15,679	90,696
Indefinite life	102,275	12,418	89,857

	208,650	28,097	180,553

Acquisitions of intangible assets amount to $88,092,927 ($30,036,118 in 2002 and $2,592,054 in 2001).

The annual amortization expenses without taking into account any future acquisitions expected for the years 2004 through 2008 is as follows:

$
2004	5,980
2005	6,174
2006	6,367
2007	7,167
2008	7,167

12.   GOODWILL

	2003	2002
	$	$
Cost	33,200	33,200
Accumulated amortization	3,858	3,858

Net	29,342	29,342

74            Canadian GAAP

13.   AUTHORIZED LINE OF CREDIT

The Company has a credit agreement with two Canadian chartered banks relative to a $55,000,000 financing. The financing comprises a $15,000,000 revolving operating facility renewable annually and a $40,000,000 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007. The term-out option provides for quarterly instalments equal to 6.81% of the amount then outstanding on the extendible revolving facility with a final instalment of 25%.

The facilities are secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios.

Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net earnings for the preceding fiscal year.

The interest rate varies depending on the Company's leverage between 25 basis points and 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances. The credit facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2003, there was no amount outstanding under this line of credit.

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
	$	$
Accounts payable	9,605	5,674
Contract rebates, product returns and accrued chargebacks	7,248	4,828
Accrued interest on subordinated notes	3,038	—
Accrued royalty fees	4,820	2,881
Accrued bonuses	2,883	1,670
Accounts payable on intangible assets	7,000	—
Other accrued liabilities	6,297	9,546
Contingency provisions	2,900	2,900

	43,791	27,499

15.   LONG-TERM DEBT

	2003	2002
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares, maturing April 15, 2008. (Note 16)	103,053	—
Bank loans, interest rates varying between 4.84% and 7.15%, secured by immovable hypothecs on land and buildings having a net book value of $4,213,164 in 2003, payable in monthly instalments of $52,911, principal and interest, maturing in 2005 and 2013.	2,576	2,565
Obligations under capital leases, interest rates varying between 3.81% and 6.20% (2.70% and 19.84% in 2002) payable in monthly instalments, principal and interest, maturing on different dates until 2008.	3,426	2,852
Bank loans, prime rate plus 1.50% and 2.50% (6.00% and 7.00% as at September 30, 2002), secured by movable hypothecs on assets of a subsidiary.	—	482

	109,055	5,899
Instalments due within one year	1,528	1,336

	107,527	4,563

Canadian GAAP            75

As at September 30, 2003, minimum instalments on long-term debt for the next years are as follows:

	Obligations under capital leases	Other long-term loans
	$	$
2004	1,178	508
2005	1,021	465
2006	786	408
2007	453	423
2008	248	103,493
2009 and thereafter	86	332

	3,772
Interest included in the minimum lease payments	346

	3,426

16.   EQUITY COMPONENT OF CONVERTIBLE DEBT

The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2003, implicit interest of 9.17% and totalling $2,292,478 was accounted for and added to the liability component.

17.   EQUITY COMPONENT OF PURCHASE PRICE

In April 2000, Axcan entered into a series of agreements with QLT PhotoTherapeutics Inc. ("QLT"). These agreements provided for the purchase by Axcan of PHOTOFRIN, a light sensitive compound administered to patients and activated by a laser, and the purchase by QLT of 1,283,333 common shares of Axcan for a total cash consideration of CDN$19,250,000 (U.S. $13,007,000). These transactions closed on June 8, 2000.

A balance of CDN$4,000,000 (U.S. $2,704,000) which was payable, at the earliest of four years after the closing or upon the receipt of a specific approval from a regulatory authority, in cash or in common shares, at Axcan's sole discretion, was presented as equity component. During the year 2003, the Company decided and paid in cash the balance of purchase price.

76            Canadian GAAP

18.   CAPITAL STOCK

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at the creation date

During the year 2000, the Company created two series of preferred shares as follows:

14,175,000
Series A, non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CDN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.
12,000,000
Series B, non-voting, redeemable on the fifth anniversary of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

The issued and fully paid capital stock is as follows:

	2003		2002		2001
	Number	Amount	Number	Amount	Number	Amount
		$		$		$
Common shares
Balance, beginning of year	44,863,198	261,285	38,412,133	186,650	34,506,254	143,787
Shares issued following public offerings (a)	—	—	5,000,000	57,500	3,000,000	32,967
Shares issued following private investors' subscription (a)	—	—	208,044	3,000	—	—
Shares issued following the exercise of the underwriters' option (a)	—	—	750,000	8,625	—	—
Shares issued pursuant to the stock option plan (a)	141,122	1,103	127,489	751	69,597	335
Shares issued for the acquisition of assets	—	—	365,532	4,759	—	—
Shares issued for the redemption of preferred shares and cumulative dividends	—	—	—	—	836,282	9,561

Balance, end of year	45,004,320	262,388	44,863,198	261,285	38,412,133	186,650

Series A preferred shares
Balance, beginning of year	—	—	—	—	13,500,000	9,118
Shares redeemed by the issuance of common shares	—	—	—	—	(13,500,000)	(9,118)

Balance, end of year	—	—	—	—	—	—

Total		262,388		261,285		186,650

(a)
Issued for cash

Canadian GAAP            77

Common stock option plan

The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000, 4,500,000 and 2,590,000 as at September 30, 2003, 2002, and 2001, respectively. Options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

The changes to the number of stock options outstanding are as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Balance, beginning of year	2,429,078	9.67	1,956,441	7.75	1,364,348	6.56
Granted	531,850	11.36	684,050	13.38	772,433	10.30
Exercised	(141,122)	7.82	(127,489)	5.89	(69,597)	4.77
Cancelled	(137,966)	10.73	(83,924)	9.58	(110,743)	7.54

Balance, end of year	2,681,840	10.12	2,429,078	9.67	1,956,441	7.75

Options exercisable at end of year	965,909	9.00	614,716	7.79	337,708	6.11

Stock options outstanding at September 30, 2003 are as follows:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
			$		$
$4.04 – $5.50	46,400	4.9	4.35	27,400	4.71
$5.51 – $7.00	71,400	5.5	5.88	53,800	5.81
$7.01 – $8.50	779,096	6.5	7.28	434,316	7.31
$8.51 – $10.00	472,744	7.2	9.93	216,433	9.92
$10.01 – $11.50	448,350	8.6	10.88	43,300	10.90
$11.51 – $13.00	487,050	8.5	12.30	119,000	12.21
$13.01 – $14.03	376,800	8.4	13.99	71,660	14.01

	2,681,840	7.6	10.12	965,909	9.00

Equity line agreement

On July 4, 2002, the Solidarity Fund QFL (the "Solidarity Fund") committed to invest up to $14,100,000 in the Company's capital stock. The Solidarity Fund has initially purchased 208,044 common shares for total proceeds of $3,000,000. As a result of the Solidarity Fund subscription in the Company's convertible subordinated notes issued on March 5, 2003, the Company agreed to waive its rights under this equity line agreement.

78            Canadian GAAP

19.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

a)    Financial expenses

	2003	2002	2001
	$	$	$
Interest on long-term debt	5,647	159	2,820
Bank charges	297	218	55
Financing fees	—	282	—
Amortization of deferred debt issue expenses	646	247	—

	6,590	906	2,875

b)    Other information

	2003	2002	2001
	$	$	$
Non-controlling interest	(103)	(363)	(249)
Rental expenses	1,228	1,148	994
Depreciation of property, plant and equipment	3,477	2,499	774
Amortization of intangible assets	4,650	5,114	9,728
Amortization of goodwill	—	—	1,530
Investment tax credits applied against research and development expenses	488	830	1,114

The Company incurred professional fees with a law firm, in which a Company's director is a partner, totaling $385,862 for the year ended September 30, 2003 ($466,056 in 2002 and $468,124 in 2001). These transactions were concluded in the normal course of operations, at the exchange amount.

c)     Earnings per common share

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations.

	2003	2002	2001
	$	$	$
Basic
Net earnings	$28,617	$20,868	$11,472
Dividends on preferred shares	—	—	(301)

Net earnings available to common shareholders	$28,617	$20,868	$11,171

Weighted average number of common shares outstanding	44,914,944	41,664,510	35,832,198

Basic earnings per share	$0.64	$0.50	$0.31

Diluted
Net earnings available to common shareholders on a diluted basis	$28,617	$20,868	$11,171

Weighted average number of common shares outstanding	44,914,944	41,664,510	35,832,198
Effect of dilutive stock options	472,599	660,970	449,478
Effect of dilutive equity component of purchase price	220,449	202,020	249,376

Adjusted weighted average number of common shares outstanding	45,607,992	42,527,500	36,531,052

Diluted earnings per share	$0.63	$0.49	$0.31

Options to purchase 754,100 common shares (553,350 for 2002 and 206,250 for 2001) were outstanding but were not included in the computation of diluted earnings per share as the exercise price of the options was greater than the average market price of the common shares. As of September 30, 2003, the convertible subordinated notes have no effect on the diluted earnings per share.

Canadian GAAP            79

20.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a)    Changes in working capital items

	2003	2002	2001
	$	$	$
Accounts receivable	5,750	2,120	(7,270)
Income taxes receivable	(4,459)	(388)	2,884
Inventories	(411)	(2,532)	(3,400)
Prepaid expenses	(942)	401	211
Accounts payable and accrued liabilities	9,619	3,870	(65)
Income taxes payable	3,207	795	(940)

	12,764	4,266	(8,580)

b)    Cash flows relating to interest and income taxes of operating activities are as follows:

	2003	2002	2001
	$	$	$
Interest received	1,427	787	1,010
Interest paid	342	242	2,875
Income taxes paid	12,417	7,672	2,028

21.   JOINT VENTURES

The following accounts represent the share of the Company in the joint ventures:

	2003	2002	2001
	$	$	$
Current assets	217	190	186
Total assets	649	606	623
Current liabilities	393	248	220
Total liabilities	422	273	245
Revenue	659	725	696
Expenses	765	771	735
Net loss	(106)	(46)	(39)
Cash flows from:
Operations	92	(8)	(10)
Financing	4	—	25
Investment	(11)	10	—

80            Canadian GAAP

22.   SEGMENTED INFORMATION

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

No customer represents more than 10% of the Company's revenue except for three customers (four in 2001), for which the sales represented 49.6% of revenue for the year ended September 30, 2003 (52.3% and 66.3% in 2002 and 2001).

Purchases from one supplier represent approximately 26% of the cost of goods sold for the year ended September 30, 2003 (30% in 2002 and 38% in 2001).

The Company operates in the following geographic segments:

	2003	2002	2001
	$	$	$
Revenue
Canada
Domestic sales	20,555	17,413	18,485
Foreign sales	9,943	22,623	11,950
United States
Domestic sales	113,875	100,088	79,289
Foreign sales	421	520	481
France
Domestic sales	26,975	11,409	—
Foreign sales	17,213	3,362	—
Other	3,107	1,959	7,109
Inter-segment	(12,547)	(24,199)	(12,765)

	179,542	133,175	104,549

Operating income (loss)
Canada	(2,772)	5,732	4,119
United States	40,879	27,750	16,382
France	14,917	1,279	—
Other	(1,182)	(1,891)	246

	51,842	32,870	20,747

Depreciation and amortization
Canada	1,434	1,570	1,092
United States	3,729	3,890	9,479
France	1,376	443	—
Other	1,588	1,710	1,461

	8,127	7,613	12,032

Property, plant, equipment, intangible assets and goodwill
Canada	19,311	15,645	16,154
United States	133,695	135,839	136,920
France	135,377	50,488	—
Other	39,147	28,028	29,220

	327,530	230,000	182,294

Total assets
Canada	437,042	298,733	207,840
United States	214,854	184,573	181,849
France	156,700	58,938	—
Other	134,609	32,404	33,623
Inter-segment	(383,689)	(205,506)	(174,209)

	559,516	369,142	249,103

Canadian GAAP            81

23.   FINANCIAL INSTRUMENTS

Currency risk

The Company is exposed to financial risk arising from fluctuation in foreign exchange rates and the degree of volatility of the rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Fair value of the financial instruments on the balance sheet:

The estimated fair value of the financial instruments is as follows:

	2003			2002
	Fair value		Carrying amount	Fair value		Carrying amount
	$		$	$		$
Assets
Cash and cash equivalents	37,886		37,886	20,005		20,005
Short-term investments	133,112		133,112	60,740		60,740
Accounts receivable	17,894		17,894	24,050		24,050
Investments in a private company	b	)	578	b	)	1,156
Note receivable	b	)	936	b	)	936
Other investments	363		363	398		398
Liabilities
Accounts payable and accrued liabilities	43,791		43,791	27,499		27,499
Long-term debt	109,055		109,055	5,838		5,899

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

a)    Financial instruments valued at carrying amount

The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or items whose carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable and accrued liabilities.

b)    Investments in a private company and note receivable

The fair value of investments in a private company and note receivable was not readily determinable.

c)     Long-term debt

Since a significant portion of the long-term debt was issued during the year at current market rates and there has been little change in market rates, the fair value of long-term debt approximates its carrying value. In 2002, the fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at that date for loans with similar maturity dates and terms.

82            Canadian GAAP

24.   COMMITMENTS AND CONTINGENCIES

a)    Commitments

The Company has entered into non-cancelable operating leases expiring on different dates until September 30, 2008 for the rental of office space, automotive equipment and equipment. One of the office space leases contains an escalation clause providing for additional rent.

Minimum future lease payments under these operating leases are as follows:

$
2004	1,094
2005	727
2006	222
2007	44
2008	44

2,131

The Company entered into an agreement with Nordmark Arzneimittel GmbH & Co to create a joint venture to develop patent-protected novel enzyme preparations. Under the terms of this agreement, the Company agreed to contribute up to a cumulative amount of $1,500,000 to the joint venture. As at September 30, 2003, a total amount of $100,000 has been contributed.

b)    Contingencies

The subsidiary Axcan Scandipharm is a party to several legal proceedings related to the product line it markets under the name ULTRASE. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another and settled ten. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should lawsuits be filed in the future.

In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Scandipharm must provide indemnification against future claims. This lawsuit is based on contractual and common law indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs allege that the amount at issue may be in excess of $10,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs.

As at September 30, 2003 and 2002, the Company has recorded reserves in the amount of approximately $2,900,000 to cover any future liabilities in connection with the indemnification claims and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or of any future claims could exceed insurance coverage and amounts currently accrued.

c)     Milestone payments

The agreements with QLT Phototherapeutics Inc. ("QLT") relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indication for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the year 2003 and 2000, CDN$5,000,000 and CDN$5,000,000 (U.S. $3,646,973 and U.S. $3,378,378) was paid by Axcan in cash upon receipt of regulatory approval.

The agreement to acquire the exclusive licence for North America, the European Union and Latin America to develop, manufacture and market ITAX provided for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regulatory approval. The Company will also pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after.

d)    Royalties

Nets sales of certain products of the Company are subject to royalties payable to unrelated third parties.

Canadian GAAP            83

In particular, the Company must pay a 5% royalty on net sales of products covered under two agreements for the exclusive rights to market ULTRASE and ADEKs through August 5, 2005 in the case of ADEKs.

Axcan has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2003, an amount of $1,263,091 has been accounted for ($983,448 in 2002 and $522,820 in 2001). Axcan also has to pay 5% of net sales of PHOTOFRIN for use in the therapeutic treatment of cancer and 2% of net sales for other uses until December 2009.

Royalties amounting to $4,387,092, $3,731,113 and $3,711,561 respectively for years ended September 30, 2003, 2002 and 2001 were charged to earnings.

e)     Licensing

During the year 2000, Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. As at September 30, 2003, the Company paid $3,500,000 in development fees, which is the total amount of development fees the Company agreed to pay. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of respectively $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement.

Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF") for a series of sulfated derivatives of ursodeoxycholic acid compounds ("SUDCA"). Axcan had paid $589,000 in cash; the Company will also pay milestones for a maximum amount of $425,000 when SUDCA will be validated and a bonus when certain conditions will be meet; finally, Axcan will pay royalties based on sales.

In May 2002, the Company signed a co-development and license agreement with NicOx S.A. ("NicOx") for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx options or milestone payments totaling $17,000,000 at various stages of development. As at September 30, 2003, an amount of $2,000,000 has been paid. The Company also agreed to pay royalties of up to 12% on net sales of the product.

On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4-gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totaling approximately $1,500,000, the majority of which will be paid upon approval in the United States. As at September 30, 2003, an amount of approximately $200,000 has been paid. The Company will also pay a royalty of 4% on net sales for a ten-year period from product's launch.

On July 22, 2003, the Company acquired from Merz Pharmaceutical GmbH ("Merz") an exclusive license to use, develop and submit for approval injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company shall pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products.

f)     Employee benefit plan

A subsidiary of the Company has a defined contribution plan (the "Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to earnings a contribution to the Plan totaling $319,871 ($224,275 in 2002 and $231,629 in 2001).

84            Canadian GAAP

25.   STOCK-BASED COMPENSATION

The Company has elected to measure compensation costs related to awards of stock options using the intrinsic value-based method of accounting. No stock-based employee compensation cost is reflected in net earnings. The Company is also required to make pro-forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value-based method of accounting had been applied.

The average weighted fair value of granted stock options was as at September 30, 2003, 2002 and 2001, $5.41, $6.96 and $5.69.

The fair value of granted stock options was estimated with the Black-Scholes model of evaluation of the price of options using an expected life of six years, a risk-free interest rate of 4.43%, 4.93% and 5.64% for the years ended September 30, 2003, 2002 and 2001, a volatility of 46% in 2003, 47% in 2002 and 50% in 2001 and no expected dividends.

The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced for the years ended September 30, 2003, 2002 and 2001, on a pro-forma basis, as follows:

	2003		2002		2001
	Actual	Pro-forma	Actual	Pro-forma	Actual	Pro-forma
			$	$	$	$
Net earnings	28,617	25,248	21,188	18,699	11,825	10,410
Basic earnings per share	0.64	0.56	0.51	0.45	0.32	0.28
Diluted earnings per share	0.63	0.55	0.50	0.44	0.32	0.28

26.   SUBSEQUENT EVENT

On October 8, 2003, the Company signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. Under the terms of this agreement, the Company will acquire CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROTOSEDYL for the Canadian market for a cash purchase price of $145,000,000. These products will be classified as an intangible asset with finite life and will be amortized on a straight-line basis.

Canadian GAAP            85

QuickLinks

  Exhibit 99.4
Audited Financial Statements from Annual Report — Canadian GAAP
CONSOLIDATED FINANCIAL STATEMENTS Canadian GAAP
MANAGEMENT'S REPORT
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED EARNINGS
CONSOLIDATED RETAINED EARNINGS
CONSOLIDATED CASH FLOWS